16002221

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisor Networks LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard, Suite 1300
(No. and Street)

El Segundo (City) CA (State) 90245-5672 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

601 South Figueroa Street, Suite 900 (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

acb

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement as of December 31, 2015, pertaining to Cetera Advisor Networks (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

LINDA D. FEDDEMA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Notary Public

Signature 03/31/16
Date

CFO
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cetera Advisor Networks LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cetera Advisor Networks LLC ("the Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 15, 2016

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 25,354,424
Fees and commissions receivable	26,499,309
Receivable from brokers dealers and clearing organizations	4,407,544
Due from parent	1,192,504
Other receivables, net of allowance of $182,900	1,144,691
Notes receivable, net of allowance of $359,821	876,822
Other assets, net of depreciation of $29,385	7,327,043
TOTAL	$ 66,802,337

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions payable	$ 27,357,458
Accrued expenses and accounts payable	3,490,038
Accrued compensation	2,847,985
Deferred revenue	1,980,504
Other liabilities	1,109,564
Total liabilities	36,785,549
MEMBER'S EQUITY	30,016,788
TOTAL	$ 66,802,337

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of RCS Capital Corporation ("RCAP")

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $10,907,898 in cash balances as of December 31, 2015 that was in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes fees and commissions from brokerage, mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its financial advisors in the form of commission advances. The decisions to extend credit to financial advisors are generally based on the financial advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Other Assets

Other assets consists primarily of accrued marketing allowances, prepaid insurance and deposits.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file an income tax return. The Company is included with Cetera Financial's income or loss which is reported in a consolidated tax return with RCAP. The Company recognizes income tax expense in its financial statements using the separate return method and settles payable balances through a liability account with Cetera Financial. As part of the company's tax sharing agreement with Cetera Holdings, the Company does not separately record deferred income taxes.

As of December 31, 2015, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2012. See Note 6 for more information.

Recently Issued Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have

an impact on the Company's financial condition, results of operations or cash flows because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant impact on the Company's fair value disclosures as the Company currently has no investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 13,971,817	$ —	$ —	$ 13,971,817
Certificate of Deposit-Maturing in 90 days	—	800,000	—	800,000
Trading securities – recorded in other assets:				
Equity securities	117,585	—	—	117,585
Mutual funds	—	—	—	—
U.S. government bonds	—	—	—	—
Total trading securities	117,585		—	117,585
Total	$ 14,089,402	$ 800,000	$ —	$ 14,889,402
Liabilities:				
Other liabilities - recorded in other liabilities:				
Equity Securities (Short)	158,261	—	—	158,261
State and municipal government obligations	—	—	—	—
Contingent liability	—	—	120,380	120,380
Total	$ 158,261	$ —	$ 120,380	$ 278,641

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. Cetera Financial establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, Cetera Financial considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback notes are promissory notes extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2015 were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 1,839,430	$ 57,288	$ 1,896,718
Allowance, net	(984,666)	(35,228)	(1,019,894)
Ending balance, net of allowance	$ 854,764	$ 22,060	$ 876,824

5. SHARE-BASED COMPENSATION

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates. Certain employees of the Company have been granted restricted shares under the RCAP Equity Plan.

6. INCOME TAXES

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2015.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2012. The Company's state income tax returns are open to audit under the statute of limitations for 2011 to 2014.

7. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2015 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

8. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2015, payments to Cetera Financial exceeded the outstanding payables to affiliates in connection with these services by $1,706,040.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due:

		Year Ended December 31,
2016	$	89,574
2017		89,574
2018		89,574
2019		44,787
Total	$	313,509

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2015, the Company recorded legal reserves related to several matters of $118,000 in other liabilities in the statement of financial condition.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters, when they arise, are generally arbitrations brought against the Company.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or 1/15th of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $13,860,903, which was $13,610,903 in excess of required net capital of $250,000.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. RISKS AND UNCERTAINTIES

The ultimate parent entity of the Company, RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:

- the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
  - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
  - the second wave, which commenced on March 26, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for all entities which provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP's broker-dealers, including Cetera Financial, Specialists Services, the parent of the Company, as well as certain other subsidiaries. RCAP intends that this will enable the holding company of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of

each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

The Company was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including Cetera Financial, could have on the business of the Company.

13. SUBSEQUENT EVENT

The Company has evaluated subsequent events occurring after the balance sheet date through April 15, 2016. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the statement of financial condition, other than those disclosed in Note 12.

* * * * * *